

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 5, 2018

Eric T. Kalamaras
Senior Vice President & Chief Financial Officer
American Midstream Partners, LP
2103 CityWest Boulevard
Houston, Texas 77042

     Re: **American Midstream Partners, LP**
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed April 9, 2018
             File No. 1-35257

Dear Mr. Kalamaras:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   William H. Thompson

                   William H. Thompson
                   Accounting Branch Chief
                   Office of Consumer Products